Exhibit 99.1

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY LNG PARTNERS L.P. ANNOUNCES

ENTERING INTO AN EQUITY DISTRIBUTION AGREEMENT

WITH AN AGGREGATE OFFERING PRICE OF UP TO $100 MILLION

Hamilton, Bermuda, May 22, 2013 - Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it has filed a prospectus supplement with the Securities and Exchange Commission (SEC) through which it may, from time to time, issue common units representing limited partner interests with an aggregate offering price of up to $100 million through Citigroup Global Markets Inc. (Citigroup) as sales agent.

Sales of common units, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, in block transactions, or as otherwise agreed to between Teekay LNG and Citigroup.

Teekay LNG is under no obligation to issue common units under the equity distribution agreement. The Partnership intends to use the net proceeds from sales under this program for general partnership purposes, which may include, among other things, repaying or refinancing all or a portion of its outstanding indebtedness and funding future working capital requirements, capital expenditures or acquisitions.

The common units will be offered pursuant to a prospectus supplement, dated May 22, 2013, to the Partnership’s base prospectus, dated May 6, 2013. Copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained by visiting EDGAR on the SEC website at www.sec.gov, or by contacting Citigroup as follows: Citigroup, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Phone: 800-831-9146.

In connection with the securities offered under the Registration Statement on Form F-3 filed May 6, 2013, the Partnership may file on Form 6-K preliminary, unaudited financial results for each of the four quarters of its fiscal year in advance of its regular quarterly financial reports on Form 6-K, and its regular year-end financial report, filed on Form 20-F.

This news release is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include statements regarding the proposed offering of common units and the use of proceeds from the proposed offering, involve risks and uncertainties that could cause the outcomes or results to be materially different.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

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